ROPES & GRAY LLP ONE EMBARCADERO CENTER, SUITE 2200 SAN FRANCISCO, CA 94111-3711 WWW.ROPESGRAY.COM

Alexandra Oprescu 415-315-2334 415-315-4870 fax alexandra.oprescu@ropesgray.com
January 30, 2009
U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C. 20549-0504
Attention: Mr. Kevin Rupert
 Mr. Dominic Minore
VIA EDGAR

Re:	Registrant: File Nos.: Filing Type:	Highland Credit Strategies Fund 333-156464 N-14
Dear Mr. Rupert and Mr. Minore:
     Per your request, please find below our responses on behalf of Highland Credit Strategies Fund (the “Acquiring Fund”) to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments on the Fund’s Registration Statement on Form N-14 filed on December 24, 2008. The Registration Statement was filed in connection with the merger of Highland Distressed Opportunities, Inc. (the “Acquired Fund”) into Acquiring Fund. Mr. Rupert provided his comments in phone conversations on Thursday, January 22, 2009 and Wednesday, January 28, 2009. Mr. Minore provided his comments in phone conversations on Friday, January 23, 2009 and Wednesday, January 28, 2009. Each one of your comments is repeated below, followed by the Acquiring Fund’s response. References to page numbers are to the N-14, unless otherwise indicated.
General
1.	Comment. Explain in your response letter why the merger sub is not included as a co-registrant, why it will not be registered as an investment company and how the triangular merger structure is consistent with Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. The merger sub is not a co-registrant because it will be formed only to effectuate the merger shortly before the merger and will be liquidated shortly after the merger. The merger sub will hold no other securities nor engage in any other activities. In addition, no securities of the merger sub, which will be a shell until the time of the reorganization, are being offered in the reorganization.

We note that although the merger sub will not be registered as an investment company, subject to further discussions with the Staff on this topic, merger sub proposes to file an election to be regulated as a business development company (“BDC”), which is discussed in more detail below in response to Comment 5. We also note that a registration statement on Form N-14 for a recent similarly structured merger was declared effective by the SEC and in that reorganization the merger sub did not register as an investment company or register its shares as a co-registrant. See Seligman Municipal Fund Series, Inc.; SEC Accession No. 0001193125-08-217602.[1]

Lastly, we believe that the triangular merger structure is consistent to Section 12(d)(1) of the 1940 Act. First, the Acquiring Fund and the merger sub should be permitted to rely on Section 12(d)(1)(D)’s exemption from Section 12(d)(1)(A)’s percentage investment limitations because the Acquiring Fund would acquire its interest in the merger sub pursuant to a plan of reorganization that is not intended to evade the restrictions of Section 12(d)(1). As discussed above, the only purpose of the merger sub’s short existence is to effectuate the merger. Second, Section 12(d)(1)(A)(i) by its terms prohibits the acquisition of certain securities, not the holding of the securities. In this case the Acquiring Fund would acquire the shares of the merger sub before it elected to be regulated as a BDC and before it would acquire the holdings of the Acquired Fund. By analogy, if a registered investment company’s interest in another investment company increased from less than 3% to above 3% because of redemptions by other shareholders, Section 12(d)(1)(A)(i) would not be violated in the absence of further acquisitions.[2] We note also that two of the main concerns underlying the prohibitions of Section 12(d)(1)(A)(i) — the possibility of pooled investment vehicles unduly influencing investment companies through the threat of large redemptions and the layering and duplication of costs to investors — are not present in the Acquired Fund’s case. Because the merger sub will be liquidated within a short time after the merger, neither the threat of large redemptions nor concerns about layering and duplication of fees would be present.

[1]	Although it is currently contemplated that merger sub will elect to be regulated as a BDC, it is not clear to us that given the transitory nature of merger sub and the economic realities of the transaction that merger sub should be required to register as an investment company or elect to be regulated as a BDC. For example, in the Seligman transaction described above, the transitory merger sub did not register as an investment company. We would appreciate the opportunity to further discuss this issue with the Staff.

[2]	In connection with the initial public, offering of another registrant we discussed with a member of the Staff our view that by its terms Section 12(d)(1)(A) prohibits the “acquisition,” but not the “holding,” of securities of other investment companies, and in that context the Staff agreed with our position.

2.	Comment. Explain in your response letter whether use of the merger sub affects the tax-free nature of the reorganization, especially if the merger sub is not registered as an investment company.

Response. The reorganization, as currently described in the prospectus/proxy statement, is expected to be tax-free for U.S. federal income tax purposes under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). The merger sub will be a single member unincorporated entity (in this case a Delaware limited liability company) and will not “check the box” under Treasury Regulation § 301.7701-3 to be classified as an association that is taxed as a corporation for U.S. federal income tax purposes. Thus, by default under Treasury Regulation § 301.7701-3(b)(1)(ii), the merger sub will be disregarded as an entity separate from its sole owner (the Acquiring Fund) for U.S. federal income tax purposes (a “disregarded entity”). The fact that the merger sub will not be registered as an investment company under the 1940 Act does not impact this tax classification.

Because the merger sub is a disregarded entity, upon the closing of the merger with the Acquired Fund, for U.S. federal income tax purposes, the Acquired Fund will effectively be treated as having transferred its assets and liabilities directly to the Acquiring Fund in exchange for shares of Acquiring Fund, and the Acquiring Fund will be treated as the direct tax owner of the Acquired Fund’s transferred assets and liabilities. Hence, the liquidation of the merger sub into its parent, the Acquiring Fund, immediately following the statutory merger will be disregarded for U.S. federal income tax purposes because it will not change the deemed tax owner of the Acquired Fund’s former assets and liabilities (namely, the Acquiring Fund). Based on the foregoing, we expect the Reorganization to qualify as a tax-free reorganization as a statutory merger under Section 368(a)(1)(A) of the Code (and related Treas. Reg. § 1.368-2(b)(1)(ii) (defining statutory merger)) and/or as an asset acquisition under Section 368(a)(1)(C) of the Code.

3.	Comment. Explain in your response letter whether the findings required by Rule 17a-8 under the 1940 Act should be made with respect to the merger sub. If the Acquiring Fund believes it should not, provide an explanation in your response letter. If the Acquiring Fund believes it should, include the findings in the Registration Statement.

Response. The Acquiring Fund does not believe that the findings required by Rule 17a-8 under the 1940 Act should be made with respect to the merger sub. As discussed above, the merger sub will have a short existence and no assets until the effective time of the merger. Furthermore, the sole member of the merger sub, which will be formed as a Delaware limited liability company, will be the Acquiring Fund, and arguably, indirectly the Acquiring Fund’s shareholders. The 17a-8 findings have already been made with respect to the Acquiring Fund’s shareholders and therefore no separate findings are necessary for the merger sub.

4.	Comment. Provide more disclosure in the Registration Statement that merger sub will elect to be regulated as a BDC. Explain in your response letter how merger sub expects to meet the applicable BDC requirements, including the requirement that a BDC register its shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Include a discussion of the forms necessary to accomplish this.

Response. Disclosure has been added on the first page of the prospectus/proxy statement and pages 6 and 23, although, as noted above, we would like to further discuss the need for registration with the Staff. In order to elect to be treated as a BDC, the merger sub would first register its limited liability company interests with the SEC under the Exchange Act on Form 10-12G (Initial general form for registration of a class of securities pursuant to section 12(g)). Subsequently, the merger sub would file Form N-54A (Notification of election by business development companies) to elect to be regulated as a BDC. In addition, we have been informed by Highland Capital Management, L.P., the Acquired Fund’s investment adviser, that the acquisition by the merger sub of Acquired Fund’s assets will comply with the requirements of Section 55 of the 1940 Act.

5.	Comment. Explain in your response letter how the merger sub intends to withdraw its election to be a BDC upon liquidation and obtain the requisite shareholder approval, including the forms it will need to file.

Response. The sole member of the merger sub will be the Acquiring Fund, which will, by written consent, approve the withdrawal of the merger sub’s election to be regulated as a BDC. After the merger sub’s liquidation pursuant to the Agreement and Plan of Merger and Liquidation, the merger sub would file a Form N-54C (Notification of withdrawal by business development companies) and a Form 15-12G (Notice of termination of registration of a class of securities under Section 12(g)).
Shareholder Letter to Prospectus/Proxy Statement
6.	Comment. In the second paragraph of the Shareholder Letter, revise the language to indicate that merger sub will not survive for more than a day or state if it will so survive.

Response. The requested change has been made.
Questions & Answers — Approval of Registration of the Acquired Fund
7.	Comment. In response to the first question, include a brief explanation that the Acquiring Fund is not a BDC and highlight the differences between a closed-end investment company and a BDC, such as that operations will be more limited in scope.

Response. The requested change has been made.

8.	Comment. In response to the third question, update the portfolio composition information as of 12/31/2008.

Response. The requested change has been made.

9.	Comment. In response to the sixth question, include a statement that there is no assurance that the yield for the Acquiring Fund will continue to be higher in future periods.

Response. The comment has been addressed by stating that there is no guarantee that the Acquiring Fund’s yield will continue at its current levels, and may decline.

10.	Comment. In response to the seventh question, provide more definitive language that the transaction will be a tax-free reorganization and that it is a condition to the merger that it be so qualified. Also add a statement that receiving a tax opinion is a non-waivable condition of the merger.

Response. We do not believe that a more definitive statement can be made at this time. In addition, we note that this is standard disclosure regarding the tax-free nature of the reorganization and disclosure like this has been reviewed by the Staff for other fund reorganizations without objection. In addition, we did not add a statement that receiving a tax opinion is a non-waivable condition to the merger, because the form of Agreement and Plan of Merger and Liquidation, attached as Appendix A to the prospectus/proxy statement, no longer contains this requirement. However, we note that the Acquiring Fund does not intend to consummate the merger without such an opinion and should the Board determine to consummate the reorganization even if the reorganization would not be a tax free reorganization, the Acquired Fund will inform stockholders and re-solicit proxies. Disclosure regarding possible re-solicitation has been added to the relevant response and on page 8.

11.	Comment. In response to the eighth question, disclose that it is a condition to the merger that there have been no stockholder demands for appraisal. Explain in your response why this is a condition to the closing of the merger and how this is consistent with the Acquired Fund’s Board of Directors’ fiduciary obligations. In addition, explain what criteria the Board will use to determine whether it will waive the condition.

Response. We note that the third, fourth and fifth sentences in the response to the eighth question disclose the existence of the merger condition. We have made non-substantive changes to these sentences. Although stockholders of the Acquired Fund have appraisal rights under Delaware law, the Board intends to exercise its fiduciary obligations in the best interests of all stockholders, not just those making demands for appraisal. The number of stockholders that may elect to make demands for appraisal is uncertain; however, should a sufficiently large number of stockholders make such demands, the value of the merger to the non-demanding stockholders or to shareholders of the Acquiring Fund may decrease.

Furthermore, because it is uncertain what value a court would place on the requesting shareholders’ shares or the timing of any such court proceeding, or market conditions at such time, the exercise of appraisal rights could require the Acquired Fund to sell its portfolio holdings at times or prices that are disadvantageous to stockholders or to shareholders of the Acquiring Fund. Therefore, the Board believes it is acting pursuant to its fiduciary obligations to each Fund’s stockholders/shareholders by adding this condition to the merger. The factors to be considered by the Board would likely include, but would not be limited to, the number of shares subject to demands for appraisals, the estimated range of value within which those stockholders’ shares could be appraised, when such court appraisal would occur, any court-related expenses the Acquired Fund may have to incur and the current economic and market conditions.
Notice of Special Meeting of Stockholders
12.	Comment. In the Notice of Special Meeting of Stockholders, revise the description of Proposal 1 to indicate that a vote for the merger is also a vote to allow the Acquired Fund to withdraw its election to be a BDC.

Response. The requested change has been made.
Prospectus/Proxy Statement
13.	Comment. Include in the prospectus/proxy statement an explanation as to why the funds are using the triangular merger structure.

Response. The requested disclosure has been added in the response to the first question under “Questions & Answers — Approval of Registration of the Acquired Fund.” The proposed reorganization is structured as a triangular merger to address the requirements of provisions in the Acquired Fund’s organizational documents which are intended to deter “hostile” takeovers or other transactions which the Board may determine would disadvantage stockholders. Furthermore, structuring the transaction as a triangular merger aligns the transaction with the requirements of Rule 17a-8 under the 1940 Act in that effecting the reorganization pursuant such a structure would not require a vote of the Acquiring Fund’s shareholders, which would otherwise not be required by Rule 17a-8.

14.	Comment. On page 2, in the last bullet under “How the Reorganization Will Work,” add the approximate amount of total and per share distributions that would be required to have been made if the merger had taken place as of a recent date.

Response. The requested change has been made.

15.	Comment. On page 2, in “Rationale for the Reorganization — Portfolio Management Efficiencies” the prospectus/proxy statement indicates that there will be greater diversification of holdings as a result of the merger, explain how that is consistent with a 75% overlap of holdings.

Response. The requested change has been made.

16.	Comment. On page 2, in “Rationale for the Reorganization — Shareholders’ Ability to Margin” add disclosure that shareholders will only have this ability if the Acquiring Fund’s shares trade above $5 per share. In addition, add a statement that the Reorganization may put downward pressure on the Acquiring Fund’s market price.

Response. The requested changes have been made.

17.	Comment. On page 2, in “Rationale for the Reorganization,” explain that there will be a 1 cent per share dilution due to the reorganization expenses that the funds will incur, as shown in the pro forma Statement of Assets and Liabilities on pg. 54 of the SAI. Explain how the Board was able to make the requisite Rule 17a-8 findings that shareholders of the funds will not be diluted as a result of the merger. This explanation should also be included under “Board’s Evaluation and Recommendation” on page 27.

Response. The SEC has stated that in order to satisfy the condition that an affiliated reorganization is not dilutive most reorganizations “are effected on the basis of each merging fund’s net asset value.”[3] As stated in the prospectus/proxy statement and the form of Agreement and Plan of Merger and Liquidation, the reorganization will be effected on the basis of the relative net asset values (“NAVs”) of the two Funds. The 1 cent per share difference is due to reorganization expenses the Funds are expected to incur. The SEC has indicated that it is appropriate for funds to incur expenses related to a reorganization in its proposing release to revise Rule 17a-8 by stating this is one of the factors the Board should consider in determining whether to approve a transaction.[4] In considering the reorganization, the Board considered both the expenses of the reorganization and the benefit to each Fund’s stockholders/shareholders, such as reduced operating expenses due to potential economies of scale, including reduced brokerage expenses and the elimination of certain other expenses.

Please also note that we have added a statement alerting shareholders to the possible change in NAV per share as shown in the pro forma financial statements each time the dilution determination is described in the prospectus/proxy statement (pages 8, 24 and 27).

18.	Comment. On page 3, under “Where to Get More Information” indicate that the Acquired Fund’s prospectus is incorporated by reference pursuant to Item 6(a)(2)(ii) of Form N-14. In addition, indicate that the Acquiring Fund’s annual report will be delivered with the prospectus.

[3]	Investment Company Mergers, SEC Release No. IC-25,259 (Nov. 8, 2001).

[4]	Id.

Response. The Acquired Fund’s prospectus is not incorporated by reference in reliance on Item 6(a)(2)(i), which allows a filing not to incorporate by reference if the information required by Items 5 to 8 of Form N-14 are provided with respect to the Acquired Fund. The prospectus/proxy statement will include information responsive to Items 5 to 8 of Form N-14 and thus is not required to rely on Item 6(a)(2)(ii). All references to the annual report of the Acquiring Fund being incorporated by reference into the prospectus/proxy statement (page 80) have been removed. Therefore, pursuant to General Instruction G to Form N-14, the Acquiring Fund’s annual report will not be delivered with the prospectus and thus no statement was added.

19.	Comment. On page 14, in the “Preferred Share Risk” clarify that the risk relates to the Acquiring Fund issuing preferred shares, not the Acquiring Fund acquiring preferred shares.

Response. The requested change has been made.

20.	Comment. On page 26, in the Fee Table, move the Administration Fee to “Other Expenses” if it is being paid under a separate agreement and not under the management agreement.

Response. The requested change has been made.

21.	Comment. On page 26, in the Fee Table, with respect to “Management Fee Waivers,” add disclosure to footnote 5 that the waiver (expressed as a percentage of net assets) will decrease after the merger because the assets of the Acquiring Fund will increase and also disclose whether the payments are of an equal amount each month.

Response. The requested changes have been made.

22.	Comment. On page 26, in the Fee Table it is shown that “Expense Waivers” will terminate after the merger; however, in the pro forma Statement of Operations (Statement of Additional Information, page 55) there is no adjustment in the fee waiver line showing that these waivers will terminate. (See Comment 52 below).

Response. The requested changes have been made to the pro forma Statement of Operations.

23.	Comment. With respect to footnote 4 to the Fee Table, explain in your response letter why these expenses are not included in “Other Expenses.” In addition, include an estimate of the pro forma basis point amount of these expenses in the footnote.

Response. The detailed expenses are not included in “Other Expenses” in the Fee Table because they are considered to be one-time, extraordinary expenses paid by the funds, not annual fund operating expenses. The estimated pro forma basis point amount of these expenses has been added to the footnote.

24.	Comment. In the Fee Table on page 26, change “Net Annual Fund Operating Expenses” to “Net Total Annual Expenses.”

Response. The references has been changed to “Net Expenses” to better reflect the example provided by the Staff in the October 2, 1998 no action letter to the Investment Company Institute.

25.	Comment. In footnote 5 to the Fee Table indicate the waiver expires on July 17, 2010 in the first sentence. Also disclose, if true, that the investment adviser does not have the ability to recoup amounts waived or reimbursed.

Response. The requested changes have been made.

26.	Comment. Near page 26 add a statement that the investment adviser will benefit from the merger because it will not have to continue the waiver reflected in “Expense Waivers,” if applicable.

Response. The waiver reflected under “Expense Waiver” was a voluntary one-time waiver by the investment adviser of its incentive fee payable for the second quarter ended June 30, 2008. The investment adviser has not waived any other fees or its incentive fees since that time. In this regard, the size of that fee waiver was removed from the table and disclosed in footnote 6.

27.	Comment. Pro forma financial statements and the Fee Table need to be based on a 12-month period, not 9 months.

Response. The requested change has been made.

28.	Comment. On page 27, add a statement in the Example that any waivers are reflected only for their contractual periods.

Response. The requested change has been made.

29.	Comment. On page 27, please explain how leverage is addressed in calculating the Example. Is it a fixed amount or is it shown as decreasing because of the merger?

Response. The requested change has been made.

30.	Comment. On page 33 provide outstanding securities information as of December 31, 2008.

Response. The requested change has been made.

31.	Comment. On page 33, update the “Common Share Price Data” with information for the quarter ended December 31, 2008.

Response. The requested change has been made, except that, as described in note 2 to the Acquired Fund table, the NAV has not yet been calculated for the 4th Quarter of 2008.

32.	Comment. On page 42, in the credit facility discussion, disclose how much has been drawn down to date and set forth the terms of the credit facility. In addition, include a statement that Scotia has given permission to the Acquiring Fund to engage in the merger.

Response. The requested changes have been made. A cross-reference to the leverage risk disclosure was included because that risk contains a detailed description of the credit facility.

33.	Comment. On page 52, update the “Selected Financial Data” for the period ended September 30, 2008.

Response. The requested change has been made.

34.	Comment. On page 65, in the second full paragraph disclose any amounts of capital loss carryfowards that cannot be used on a going forward basis as a result of the merger.

Response. The requested change has been made. A statement was added indicating that, if the reorganization were to have occurred on September 30, 2008, the use of the Acquired Fund’s pre-reorganization losses by Acquiring Fund to offset any post-reorganization gains would be subject to an annual cap of approximately $2.5 million until the losses expire. The actual annual loss limitation cannot be determined until the closing of the reorganization as it is based on the market value of the Acquired Fund at that time, as well as the applicable federal rate at that time.

35.	Comment. Include a discussion of the valuation policies of both funds and include a statement whether or not they are the same. If the valuation policies are not the same, highlight any differences and include a risk in the risk factors discussion.

Response. The valuation policies of both funds are substantially the same except as follows. The Acquired Fund’s policy has an additional requirement for the valuation of securities for which market quotations are not readily available; that the Board and the Fund’s Valuation Committee consider both the fair value assigned by the Acquired Fund’s investment adviser and that supplied by an independent valuation firm the Board has engaged. The Board of the Acquiring Fund is not required to consult, nor has it engaged, an independent valuation firm. Despite this difference, historically the value of securities held by both Funds has been determined to be the same under both Funds’ valuation policies.

We have added additional disclosure regarding the valuation policies on page 22 of the prospectus/proxy statement in the “Valuation Risk”.

36.	Comment. On page 70, in the first paragraph clarify that the shares that cannot be voted after the effective time of the merger are those of the Acquired Fund.

Response. The requested change has been made.

37.	Comment. On page 75, provide more detailed disclosure regarding what types of administrative services are delegated to PNC.

Response. The requested change has been made.

38.	Comment. On page 78, revise the heading of the first column (“Shares”) as it is not clear. In addition, the second row in the first column should be “Signed Proxy with no Voting . . ..” The third row should be “Signed Proxy with Broker Non-Vote” and the fourth row should be “Signed Proxy with Vote to Abstain.”

Response. The requested changes have been made.

39.	Comment. On page 78, delete the second paragraph under the table.

Response. The requested change has been made.
Appendix B — Description of Investment Types:
40.	Comment. On page B-12 indicate the maximum percentage of fund assets that can be represented by credit default swaps. If there is no limit or the maximum percentage is high, include a risk factor for credit default swaps.

Response. There is no percentage limitation on the Acquiring Fund’s investments in credit default swaps. A risk factor has been added to page 19.

41.	Comment. On page B-15 indicate the maximum percentage of fund assets that can be represented by repurchase agreements. If there is no limit or the maximum percentage is high, include a risk factor for repurchase agreements.

Response. The Acquiring Fund may enter into repurchase agreements up to a maximum of 33 1/3% of its total assets. The limitation has been added to page B-15 as well. A risk factor has been added to page 19.

42.	Comment. On page B-16 indicate the maximum percentage of fund assets that can be represented by the lending of assets. If there is no limit or the maximum percentage is high, include a risk factor for the lending of assets.

Response. On page 17, under “Securities Lending Risk” the Acquiring Fund discloses that it may lend its portfolio securities up to one third of its total assets.

The Acquiring Fund believes the risk disclosure on page 17 is adequate. The limitation has been added to page B-16 as well.

43.	Comment. On page B-17 indicate the maximum percentage of fund assets that can be represented by non-U.S. securities, and also the maximum percentage of fund assets that can be represented by emerging market securities. If there is no limit or the maximum percentage is high, include a risk factor for non-U.S. securities and/or emerging market securities.

Response. On page 16, under “Non-U.S. Securities Risk,” the funds disclose that up to 20% of their total assets may be invested in non-U.S. securities. As also disclosed on page 16, under “Emerging Market Risk,” the entire amount of this percentage could be invested in emerging market securities. The Acquiring Fund believes the risk disclosure on page 16 is adequate. The 20% limitations has been added to page B-17 as well.
Appendix E — Highland Distressed Opportunities, Inc. Financial Statements
44.	Comment. On page E-5, footnote (b) regarding fair value is not consistent with the discussion on page E-12 regarding FAS 157 and fair value. Given the dollar amount in Level 3 listed on page E-12, the amount on page E-5 seems too small. Please address.

Response. Footnote (b) on page E-5 addresses only those securities that are fair valued under the Acquired Fund’s valuation policies and procedures, while page E-12 shows securities fair valued pursuant to FAS 157. Certain securities that FAS 157 deems to fall within Level 3 and thus be fair valued, such as those with a single broker quote or those that have quotes but are not actively traded, are not considered fair valued securities under the Acquired Fund’s valuation policies and procedures and are not reflected in footnote (b) on page E-5.

45.	Comment. On page E-6 in the Statement of Assets and Liabilities there is a liability to the custodian shown. Please explain what this is in the notes.

Response. The liability reflects overdrafts from the Acquired Fund’s custodian related to operational and trading activities and repayment of its loan obligations. These overdrafts have been repaid.

46.	Comment. Also, on page E-6 in the Statement of Assets and Liabilities you list certain Notes Payable. Please indicate whether these have been paid or are still outstanding in the notes.

Response. The September 30, 2008 Form 10-Q from which these financial statements are derived does not reflect the outcome with respect to the notes payable. However, on November 26, 2008 the Acquired Fund filed a Form 8-K announcing the credit facility was extended until May 2009. A description of the Acquired Fund’s credit facility can be found on page 40 of the prospectus/proxy statement.

Statement of Additional Information (“SAI”)
47.	Comment. On page 35, in the Acquiring Fund’s Statement of Changes in Net Assets, please explain why there is a line item for “Redemptions from reorganizations.”

Response. The line item shows amounts paid to shareholders of the Prospect Street High Income Portfolio Inc. and Prospect Street Income Shares Inc. that held fractional shares in connection with the reorganizations of those funds into the Acquiring Fund on July 18, 2008.

48.	Comment. With respect to the September 30, 2008 Acquiring Fund financial statements and the pro forma financial statements, add a note discussing FAS 157 and the Levels 1, 2, and 3 analysis.

Response. The requested changes have been made.

49.	Comment. Add a note to the pro forma financials representing that the Acquired Fund will not have to make any material changes to its portfolio before the merger. If the Acquired Fund is expected to make any material changes, then add disclosure regarding which securities they would dispose of and how such disposition would affect shareholders, i.e., by resulting in capital gains.

Response. The requested disclosure has been added in response to the second question under “Questions & Answers — Approval of Registration of the Acquired Fund.”

50.	Comment. On page 54, in the pro forma Statement of Assets and Liabilities add a footnote explaining that the change in NAV per share of 1 penny is due to the merger.

Response. The requested change has been made.

51.	Comment. On page 55, in the pro forma Statement of Operations, remove the reference to footnote (c) in the adjustments column for “Trustees’ fees” and “Reorganization expense related to PHY and CNN.”

Response. The requested changes have been made.

52.	Comment. On page 55, in the fee waiver line add an adjustment because the Acquired Fund waiver will terminate, as indicated in the Fee Table. (See Comment 22 above).

Response. The requested change has been made.

53.	Comment. On page 55, with respect to the fee waiver line in the pro forma Statement of Operations it is not clear whether the fees waived that are aggregated are carried forward to future periods so that the investment adviser can recoup waived fee amounts. If the investment adviser cannot recoup waived fee amounts, disclose that fact in the proxy statement/prospectus. If the adviser can recoup, we need to discuss this further.

Response. As disclosed in response to Comment 25 above, the investment adviser cannot recoup the waived amounts. Disclosure to this effect has been added to the Fee Table footnotes.

54.	Comment. Add a note to the pro forma financial statements (could combined with FAS 157 note to financial statements) that the fair valuation policies of the Acquiring Fund and the Acquired Fund will result in securities being valued in the same manner pre- and post-merger.

Response. Disclosure has been added indicating that, although there is a slight difference in the Funds’ fair valuation policies, as described in the response to Comment 35 above, the value of the securities held by both Funds has been historically determined to be the same under both valuation policies.

55.	Comment. Add disclosure to the pro forma financial statements disclosing the triangular merger structure.

Response. The requested change has been made.
Part C:
56.	Comment. Under the exhibits in Item 16, incorporate by reference the contract relating to the fee waiver/expense reimbursement contract for the prior reorganization.

Response. The requested change has been made.

57.	Comment. File a form of tax opinion with the pre-effective amendment.

Response. A form of tax opinion will be filed with the next pre-effective amendment.
     We acknowledge the following on behalf of the Acquiring Fund: (i) the Acquiring Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Acquiring Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Acquiring Fund.

     If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-2334.

Very truly yours, /s/ Alexandra Oprescu Alexandra Oprescu

cc:	M. Jason Blackburn Michael Doherty, Esq. Michael Szkodzinski, Esq.